Exhibit 99.4

WRITTEN RESOLUTIONS OF THE

SUPERVISORY BOARD OF

CENTOGENE N.V.

DATED MAY 23, 2023

Resolutions of the supervisory board (the "Supervisory Board") of Centogene N.V., a public company with limited liability, having its corporate seat in Amsterdam (address: Am Strande 7, 18055 Rostock, Germany, trade register number: 72822872) (the "Company").

WHEREAS

A.	The undersigned constitute the entire Supervisory Board.

B.	There are no regulations and/or other rules adopted by any of the Company's corporate bodies that would preclude the Supervisory Board from validly passing the resolution set out below in the present form and manner.

C.	With respect to the resolutions set out below, the undersigned do not have a direct or indirect personal interest which conflicts with the interests of the Company and of the business connected with it.

D.	By signing this written resolution, each of the undersigned (i) consents with this manner of decision-making, (ii) votes in favour of any resolution set out below and (iii) confirms the completeness and correctness of these recitals.

E.	To the extent relevant and appropriate, these resolution set out below are also considered to be resolutions of the Company's audit committee, the Company's compensation committee and the Company's nomination and corporate governance committee, as applicable, passing, effecting, recommending and approving these resolutions and the matters contemplated thereby.

RESOLUTIONS

1.	The Supervisory Board approved the resolutions of the Company's management board regarding the approval of matters related to the 2023 annual general meeting (the "AGM"), a copy of which is attached hereto as Annex A.

2.	The convening notice for the AGM, the explanatory notes thereto, substantially in the form as distributed to the Supervisory Board, and the matters contemplated thereby are approved.

(signature page follows)

Signature page to a written resolution of the Supervisory Board.

This written resolution may be signed in multiple counterparts.

/s/ Hubert Birner
Hubert Birner

/s/ Holger Friedrich
Holger Friedrich

/s/ Berndt Modig
Berndt Modig

/s/ Flemming Ørnskov
Flemming Ørnskov

/s/ Guido Prehn
Guido Prehn

/s/ Peer Schatz
Peer Schatz

/s/ Jonathan Sheldon
Jonathan Sheldon

/s/ Eric Souêtre
Eric Souêtre

/s/Andreas Busch
Andreas Busch

/s/ Mary Sheahan
Mary Sheahan